UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

__ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

COMMISSION FILE NUMBER 1-3619

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WYETH UNION SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

WYETH UNION SAVINGS PLAN

*Note:
Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Savings Plan Committee
Wyeth Union Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of the Wyeth Union Savings Plan (the Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2018, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for plan benefits for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2009.

Memphis, Tennessee
June 17, 2019

WYETH UNION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	As of December 31,
(THOUSANDS OF DOLLARS)	2018	2017
Assets
Investments, at fair value
Pfizer Inc. common stock	$1,102	$1,423
Common/collective trust funds	29,291	36,959
Mutual funds	2,173	3,330
Total investments, at fair value	32,566	41,711
Receivables
Participant contributions	—	9
Company contributions	—	2
Notes receivable from participants	273	373
Securities sold	—	25
Interest and other	24	30
Total receivables	297	439
Total assets	32,862	42,150

Liabilities
Payable for securities purchased	—	11
Net assets available for plan benefits	$32,862	$42,139
Amounts may not add due to rounding.
See accompanying Notes to Financial Statements.

WYETH UNION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

(THOUSANDS OF DOLLARS)	Year Ended December 31, 2018
Additions/(reductions) to net assets attributed to:
Investment income (loss)
Net depreciation in investments	$(1,014)
Pfizer Inc. common stock dividends	46
Interest and dividend income from other investments	329
Total investment loss	(639)
Interest income from notes receivable from participants	20
Less: Investment management, redemption and loan fees	(5)
Net investment and interest income (loss)	(625)

Contributions
Participant	334
Company	81
Total contributions	415
Net reductions	(209)

Deductions from net assets attributed to:
Benefits paid to participants	9,067

Net decrease	(9,277)

Net assets available for plan benefits
Beginning of year	42,139
End of year	$32,862
Amounts may not add due to rounding.
See accompanying Notes to Financial Statements.

WYETH UNION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The following description of the Wyeth Union Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan available to all eligible employees, as defined in the Plan and whose employment is covered by a collective bargaining agreement that provides for their participation.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Internal Revenue Code of 1986, as amended (the Code).

Plan Administration

The Plan is administered by the Savings Plan Committee (the Plan Administrator) of Pfizer Inc. (the Company or Plan Sponsor), the named fiduciary of the Plan. The Plan Administrator monitors and reports on (i) the selection and termination of the trustee, custodian, investment managers and other service providers to the Plan and (ii) the investment activity and performance of the Plan.

Administrative Costs

In general, costs and expenses of administering the Plan are paid and absorbed by the Plan or the Plan Sponsor. The Plan’s administrative expenses may be paid for through offsets and/or payments associated with one or more of the Plan’s investment options. Investment management or related fees associated with certain investment fund options are paid by participants.

Contributions

Participants may contribute up to 16% of their eligible compensation on a before-tax basis, an after-tax basis or a combination of both. The Company makes a matching contribution equal to 50% of the first 6% of the participant’s eligible compensation. Participant contributions in excess of 6% are not matched. Matching contributions are made with each payroll contribution. Participants who have attained age 50 before the end of the Plan’s year are eligible to make catch-up contributions; however, these contributions are not matched.

Under the Code, salary deferral contributions, total annual contributions and the amount of compensation that may be included for Plan purposes are subject to annual limitations; any excess contributions are refunded to participants in the following year, if applicable.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's contributions and an allocation of Plan earnings/(losses). Allocations are based on participants’ account balances, as defined in the Plan.

Vesting

Participants are fully vested at all times in their before-tax and after-tax contributions, rollover contributions and all earnings/(losses) thereon. A participant is also fully vested in Company matching contributions if the participant has at least five years of vesting service, as defined in the Plan. If a participant has less than five years of continuous service, such participant becomes vested in the Company matching contributions and all earnings/(losses) thereon according to the following schedule:

Years of Vesting Service	Vesting Percentage
1 year completed	0%
2 years completed	25%
3 years completed	50%
4 years completed	75%
5 years completed	100%

WYETH UNION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Regardless of the number of years of vesting service, participants are fully vested in their Company matching contributions account upon reaching age 65 or upon death, if earlier. If a participant’s employment is terminated prior to fully vesting, the non-vested portion of the Company matching contributions and all earnings thereon are forfeited and become available to satisfy future Company matching contributions.

Forfeited Amounts

Forfeited nonvested balances of terminated participants are generally used to reduce future Company contributions. At December 31, 2018 and 2017, forfeited nonvested accounts totaled approximately $85,000. In 2018, no forfeited nonvested accounts were used to reduce Company contributions.

Rollovers into the Plan

Participants may elect to roll over one or more account balances from qualified plans, as well as from the Wyeth Coordinated Bargaining Retirement Plan – U.S. (a Company-sponsored defined benefit plan), into the Plan.

Investment Options

Each participant in the Plan elects to have his or her contributions and Company matching contributions invested in any one or a combination of investment funds in the Plan. Investment elections must be made in 1% increments. Transfers between funds must be made in whole percentages and may be made on a daily basis. Based on the investment option, certain short-term redemption fees may apply. Any contributions for which the participant does not provide investment direction are invested in the participant’s Qualified Default Investment Alternative (QDIA), which is the Vanguard Target Retirement Fund based on the participant’s year of birth.

Eligibility

Employees become eligible to participate after they have completed 30 days of employment, as defined by the Plan, and whose employment is covered by a collective bargaining agreement that provides for their participation.

Notes Receivable from Participants

Participants may borrow from their account balances with the interest rate set at 1% above the prime rate. The minimum amount a participant may borrow is $1,000 and the maximum amount is the lesser of (i) 50% of the account balance reduced by any current outstanding loan balance or (ii) $50,000, reduced by the highest outstanding loan balance in the preceding 12 months. Loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within 15 years. Interest rates on outstanding loans ranged from 4.25% to 9.25% at December 31, 2018 and 2017.

Interest paid by the participant is credited to the participant's account. Interest income from notes receivable from participants is recorded by the trustee as earned in the investment funds in the same proportion as the original loan issuance. Repayments may not necessarily be made to the same fund from which the amounts were borrowed. Repayments are credited to the applicable funds based on the participant’s investment elections at the time of repayment.

In the event of termination of employment, participants will have 90 days to repay the outstanding loan balance or to set up recurring monthly payments before it is considered a distribution and subject to ordinary income tax in the year it is considered distributed. In addition, a 10% excise tax will generally apply if the participant is younger than age 59½ at the time the distribution occurs.

Payment of Benefits

Participants are entitled to receive distributions upon termination, and may be able to take voluntary, in-service withdrawals, which include hardship withdrawals. Mandatory distributions are made in accordance with Plan provisions.

WYETH UNION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Some amounts in the financial statements, notes to financial statements and supplemental schedule of the Plan may not add due to rounding.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Common stock is valued at the closing market price on the last business day of the year. Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Common/collective trust funds are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value on the last business day of the year. The Plan generally has the ability to redeem its investments at the net asset value (NAV) at the valuation date. There are no significant restrictions, redemption terms or holding periods that would limit the ability of the Plan or the participants to transact at the NAV.

See Note 4, Fair Value Measurements, for additional information regarding the fair value of the Plan’s investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. The net appreciation/(depreciation) in the fair value of investments consists of the realized gains or losses on the sales of investments and the net unrealized appreciation/(depreciation) of investments.

Notes Receivable from Participants

Notes receivable from participants, which are subject to various interest rates, are recorded at amortized cost.

Payment of Benefits

Benefits are recorded when paid.

Subsequent Events

The Plan Sponsor has evaluated subsequent events from the statement of net assets available for plan benefits date through June 17, 2019, the date at which the financial statements were available to be issued, and no events were noted which warrant adjustments to, or disclosure in, the financial statements.

Recently Issued Accounting Standard

In February 2017, the Financial Accounting Standards Board (FASB) issued new guidance on the presentation and disclosure requirements for employee benefit plans that hold interests in master trusts in the scope of Accounting Standards Codification (ASC) No 960, Plan Accounting – Defined Benefit Pension Plans, ASC 962, Plan Accounting – Defined Contribution Pension Plans, and ASC 965, Plan Accounting – Health and Welfare Benefit Plans. The new guidance requires a plan’s interests in master trust balances and activities be presented in separate line items in the statement of net assets available for plan benefits and in the statement of changes in net assets available for plan benefits. The new guidance also requires certain disclosures regarding the master trust’s investments and other assets and liabilities. The effective date is January 1, 2019 and earlier application is permitted. The Plan currently does not have any interests in master trusts that are within the scope of the new guidance.

WYETH UNION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

3. Tax Status

The Internal Revenue Service (IRS) has determined and informed the Plan Sponsor by letter dated October 6, 2017 that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Company's counsel believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision has been made for U.S. federal income taxes in the accompanying financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company’s counsel has confirmed that there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is generally no longer subject to income tax examinations for years prior to 2015.
4. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs to fair value measurements - Level 1 meaning the use of quoted prices for identical instruments in active markets; Level 2 meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 meaning the use of unobservable inputs.

See Note 2, Summary of Significant Accounting Policies: Investment Valuation and Income Recognition, for information regarding the methods used to determine the fair value of the Plan’s investments. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value:
	Fair Value as of December 31, 2018
(THOUSANDS OF DOLLARS)	Level 1	Level 2	Level 3	Total
Pfizer Inc. common stock	$1,102	$—	$—	$1,102
Common/collective trust funds	—	29,291	—	29,291
Mutual funds	2,173	—	—	2,173
Total	$3,275	$29,291	$—	$32,566

	Fair Value as of December 31, 2017
(THOUSANDS OF DOLLARS)	Level 1	Level 2	Level 3	Total
Pfizer Inc. common stock	$1,423	$—	$—	$1,423
Common/collective trust funds	—	36,959	—	36,959
Mutual funds	3,330	—	—	3,330
Total	$4,752	$36,959	$—	$41,711
5. Related Party Transactions and Party-In-Interest Transactions

Northern Trust, the trustee of the Plan, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. Fidelity, the recordkeeper of the Plan, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. The Plan also invests in shares of the Plan Sponsor; therefore, these transactions qualify as party-in-interest transactions.

WYETH UNION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.
7. Risks and Uncertainties

Investment securities, including Pfizer Inc. common stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.
8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:
	December 31,
(THOUSANDS OF DOLLARS)	2018	2017
Net assets available for plan benefits per the financial statements	$32,862	$42,139
Deemed distributions	(184)	(189)
Net assets available for plan benefits per Form 5500	$32,678	$41,950

The following is a reconciliation of benefits paid, including rollovers, to participants per the financial statements to the Form 5500:
(THOUSANDS OF DOLLARS)	Year Ended December 31, 2018
Benefits paid to participants, including rollovers, per the financial statements	$9,067
Deemed distributions at end of year	184
Deemed distributions at beginning of year	(189)
Benefits paid to participants, including rollovers, per Form 5500	$9,062

WYETH UNION SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2018
(THOUSANDS OF DOLLARS)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Rate of Interest	Maturity Date	Cost**	Current Value

*	Pfizer Inc. Common Stock	Common stock				$1,102

*	NTGI - S&P 500 Index Fund	Collective trust fund				10,562
*	NTGI - Russell 2000 Small Cap Index Fund	Collective trust fund				986
*	NTGI - Collective Government Short-Term
	Investment Fund	Collective trust fund				29
	BlackRock Mid Cap Equity Index Fund	Collective trust fund				260
	BlackRock International Index Fund	Collective trust fund				54
*	Fidelity Large Cap Growth Fund	Collective trust fund				834
	Oppenheimer Emerging Markets Equity Fund	Collective trust fund				158
	Boston Partners Large Cap Value Equity Fund	Collective trust fund				52
	T. Rowe Price Stable Value Common Trust Fund	Collective trust fund				10,512
	Vanguard Target Retirement Income Trust Select	Collective trust fund				248
	Vanguard Target Retirement 2015 Trust Select	Collective trust fund				66
	Vanguard Target Retirement 2020 Trust Select	Collective trust fund				1,440
	Vanguard Target Retirement 2025 Trust Select	Collective trust fund				844
	Vanguard Target Retirement 2030 Trust Select	Collective trust fund				1,928
	Vanguard Target Retirement 2035 Trust Select	Collective trust fund				133
	Vanguard Target Retirement 2040 Trust Select	Collective trust fund				1,012
	Vanguard Target Retirement 2045 Trust Select	Collective trust fund				22
	Vanguard Target Retirement 2050 Trust Select	Collective trust fund				25
	Vanguard Target Retirement 2055 Trust Select	Collective trust fund				128
	Total common/collective trust funds					29,291

	T. Rowe Price Small Cap Stock Fund	Mutual fund				179
	Dodge & Cox International Fund	Mutual fund				642
	Diversified Bond Fund - Core	Mutual fund				1,186
	Diversified Bond Fund - High Yield	Mutual fund				99
	Diversified Bond Fund - Emerging Markets	Mutual fund				68
	Total mutual funds					2,173

	Total investments					32,566

*	Notes receivable from participants	Interest Rates: 4.25% - 9.25%				273
		Maturity Dates: 2019 - 2032
	Total					$32,839

*	Party-in-interest as defined by ERISA

**	Cost information omitted as all investments are fully participant-directed. This information is not required by ERISA or the Department of Labor to be reported for participant-directed investments
See accompanying Report of Independent Registered Public Accounting Firm.

Exhibit Index

Exhibit 23.1	-	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

WYETH UNION SAVINGS PLAN

By: /s/ Kevin Dillon

Kevin Dillon
Member, Savings Plan Committee
Date: June 17, 2019